File No. 70-



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     NORTHEAST UTILITIES
                    174 Brush Hill Avenue
            West Springfield, Massachusetts 01089

                    NU ENTERPRISES, INC.
                     SELECT ENERGY, INC.
                      107 Selden Street
                      Berlin, CT 06037

                SELECT ENERGY NEW YORK, INC.
                       507 Plum Street
                     Syracuse, New York

(Name of companies filing this statement and address of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                    Gregory Butler, Esq.
    Senior Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut 06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

     David R. McHale                    Jeffrey C. Miller
     Vice President and Treasurer       Assistant General Counsel
     Northeast Utilities Service        Northeast Utilities Service
       Company                            Company
     107 Selden Street                  107 Selden Street
     Berlin, CT 06037                   Berlin, CT 06037

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.    Introduction

1. Northeast Utilities ("NU"), a Massachusetts business trust and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), NU Enterprises, Inc. ("NUEI"), a wholly-owned non-utility holding company subsidiary of NU, Select Energy, Inc., a wholly-owned subsidiary of NUEI ("Select"), and Select Energy New York, a wholly-owned subsidiary of Select acquired pursuant to Rule 58 under the Act ("SENY", and collectively with NU, NUEI and Select, the "Applicants") request authority:

     (A) for NU and NUEI to own Select and SENY as "other businesses" under Section 9 and 10 of the Act; provided that the aggregate of all amounts invested or committed to be invested in Select and SENY for which there is recourse, directly or indirectly, to NU as of June 30, 2003 will be deducted from the amount of investments thereafter permitted to be made by NU pursuant to Rule 58 under the Act (the "Rule 58 Cap");

     (B)  for NU and NUEI, from time to time through September
          30, 2006 (the "Authorization Period"), to guarantee, indemnify and otherwise provide credit support (each, a "Guarantee") up to $750 million (the "Guarantee Limit") in respect of the debt or obligations of NU's nonutility subsidiary or affiliate companies (including Select and SENY and any nonutility subsidiary or affiliate formed or acquired in accordance with the Act at any time through the Authorization Period);

     (C) for Select and SENY to engage in a broad variety of energy-related activities generally permissible by the Commission;

     (D) for authority under Rule 53(c), through the Authorization Period, for NU to utilize the proceeds from the issuance of equity and debt securities, within the limits specified under current Commission financing orders (or any order or orders subsequently issued that extend or renew NU's authorization under such financing orders), and to issue Guarantees subject to the Guarantee Limit (in each case in addition to investments made with existing cash) to finance investments in exempt wholesale generators, as defined in section 32 of the Act ("EWGs"), in an aggregate amount of up to $1 billion ("EWG Investment Limit"). The proposed EWG Investment Limit is equal to approximately 130% of NU's average consolidated retained earnings for the four quarters ended June 30, 2003 ($775 million);<FN1> and

     (E) for authority, to the extent needed, to sell or to cause any subsidiary to sell or otherwise transfer (i) its nonutility businesses, (ii) the securities of current subsidiaries engaged in some or all of these nonutility businesses or (iii) nonutility investments which do not involve a subsidiary (i.e. less than 10% voting interest), in each case to a different subsidiary, and, to the extent approval is required, authority to acquire the assets of such businesses, subsidiaries or other then-existing investment interests.

B.    Background - NU and Subsidiaries

1. Northeast Utilities is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO" and collectively with CL&P and PSNH, the "NU Utility Companies"). In addition to their retail electric service business, the NU Utility Companies together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast United States. In addition, NU owns Holyoke Water Power Company ("HWP"), a utility for purposes of the Act. HWP owns a 147 megawatt coal-fired plant in Holyoke, Massachusetts and sells all of the output of its generation assets indirectly to Select under a wholesale contract.

2.   NU is also the parent of Yankee Energy System, Inc.
("YES"), an exempt gas utility holding company. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services
Company ("Yankee Gas"), a Connecticut retail gas distribution company, and also has several nonutility subsidiaries.

3. NUEI is a wholly-owned subsidiary of NU. NUEI acts as the holding company for NU's unregulated businesses. NUEI has numerous direct and indirect nonutility subsidiaries, including, along with Select, Northeast Generation Company, the system's only EWG, Mode 1 Communications, Inc., an exempt telecommunications company, as defined in section 34 of the Act, Select Energy Services, Inc. (formerly, HEC Inc.), a nonutility subsidiary whose securities NUEI acquired pursuant to express Commission authorization (see Holding Co. Act Release No. 26939, November 12, 1998) and other "energy-related companies" as defined in Rule 58 under the Act, such as Northeast Generation Services Company and E.S. Boulos Company.

4. Select, a Connecticut corporation began active operation under Rule 58 in 1998. Since that time Select has engaged in brokering and marketing of energy commodities, including electricity and natural gas, and sale of energy-related products and services as permitted under Rule 58(b)(1)(iv) and (v). It engages in a wide variety of wholesale and retail transactions and is licensed in approximately 11 states to do energy brokering and marketing. Select has contracts with major utilities to provide standard offer service for such utilities' customers. In connection with electric industry restructuring and the introduction of competition, Select has become a major part of NU's business as its revenues have grown from approximately $29 million in 1998 to approximately $1.25 billion in 2002. Its projected revenues for 2003 are approximately $2.5 billion. Select has become a major participant in energy marketing and brokering in the Northeast United States. Late in 2001, Select acquired the securities of Niagara Mohawk Energy Marketing, Inc., an energy marketing and brokering company in upstate New York, from Niagara Mohawk Holdings, Inc., pursuant to Rule 58, and subsequently renamed it Select Energy New York, Inc. As of June 30, 2003, NU's investment in Select and SENY, including Guarantees, computed for purposes of Rule 58, aggregated approximately $735 million of NU's aggregate investment in Rule 58 companies of $828.3 million. Of that amount, Guarantees issued for the benefit of Select and SENY made up approximately $196.8 million and the aggregate amount of guarantees issued for Rule 58 companies was $215.9 million.

C.   Request for Authorization

     (i)  NU Ownership of Select and SENY pursuant to Section 9 and 10;

          Activities of Select and SENY

1. As indicated above, Select and SENY were acquired or organized and operated pursuant to the provisions of Rule
58. Since 1998, when Select was first organized through the date hereof, there have been radical changes in the energy industry, both within NU's service territory and nationally.

2. Mainly as a result of restructuring initiatives in Connecticut and Massachusetts which resulted in the sale of most of the generating assets of CL&P and WMECO, Select's regulated affiliates, the total consolidated capitalization of NU which was approximately $5.6 billion as of December 31, 1998, was approximately $6.6 billion as of June 30, 2003 (including approximately $1.8 billion in rate reduction bonds ("RRBs")). RRBs are bonds or notes issued by a special purpose entity organized by each NU Utility Company pursuant to state restructuring laws of the state in which the utility operates (Connecticut, Massachusetts and New Hampshire). These bonds permit the electric companies to recover the costs of investments and obligations that cannot be recouped through market-based rates in a competitive electricity generation market. These costs are sometimes known as "transition costs" or "stranded costs." The laws of the different states permit special purpose entities formed by electric companies to issue the RRBs which are secured by the right to receive a portion, which may become all, of the revenues arising from the transition charge, if doing so would save money for the electric company's ratepayers. RRBs are obligations of the special purpose entity and are non-recourse to the utility which formed the special purpose entity. This part of NU's capitalization decreases as costs are recovered. As the energy marketing and brokering business of Select and SENY grows while the traditional bases of capitalization in the NU Utility Companies and the RRBs decrease, the financial constraints of the Rule 58 Cap could impose significant obstacles to the success of NU's strategy of increasing its marketing and brokering business. As of June 30, 2003, NU's investment in Rule 58 companies aggregated approximately $828.3 million (with investments in Select and SENY aggregating approximately $735 million) against a Rule 58 Cap of approximately $1.01 billion. By seeking to have the ownership of Select and SENY under section 9 and 10, NU is preserving the current room under the Rule 58 Cap (approximately $181.8 million) for future investment in energy-related companies.

3. NU commits that, once an order is received granting the authorizations sought herein, the aggregate amount invested in Select and SENY as of June 30, 2003, approximately $735 million, will continue to count as investments in energy-related companies for purposes of computing the available cap investment room under the Rule 58 Cap and will continue to show such amount as investments in Rule 58 companies on its quarterly filing on Form U-9C-3.

4. Because NU seeks to own Select and SENY outside of Rule 58, NU also seeks specific authority for Select and SENY to engage in certain energy services as follows:

     (a) (i) the development and commercialization of electro-technologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations, (ii) the ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric powered vehicles, (iii) the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof, (iv) the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels; (v) the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products, alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities; (vi) the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction, maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation, (vii) the development, ownership and/or operation of "qualifying facilities", as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements of PURPA; (viii) the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities; (ix) the development and commercialization of technologies or processes that utilize coal waste by-products as integral component of such technology or process; and (x) the rendering of energy management services and demand-side management services, in all cases without further Commission authorization (items i-x above collectively, "Energy Services");

     (b) and a variety of other activities related to its energy marketing and brokering business, including: (i) the brokering, marketing and trading of other energy commodities, including gas and electric transmission entitlements, weather hedging products, emission credits and "paper" products in respect of any of the above, including, but not limited to, hedges, swaps, forwards, options and the like anywhere in the world, but request the Commission to reserve jurisdiction on the provision of such services outside of the United States, Mexico and Canada, and (ii) the rendering of energy management services and demand-side management services anywhere in the world (items i-ii above, collectively, "Other Activities").

5. Each of the Energy Services are activities enumerated in Rule 58 and thus are activities functionally related to the business of being a public utility. Select and SENY also request authority to engage in the Other Activities. Select and SENY each represent that it will not make any sales of energy commodities to customers at retail or otherwise in any state unless authorized or permitted to do make such sales under the laws of that state.

6. As industry restructuring in Connecticut, Massachusetts, New Hampshire and other states has evolved, many utilities, including the NU Utility Companies have divested most, if not all of their respective generation assets (other than PSNH which has divested its nuclear generation assets but has not yet divested itself of its non-nuclear generation assets), and many energy systems, including NU, increased their focus on the marketing and brokering of energy and related services. As indicated by the increasing revenues of Select, energy marketing and brokering activities have become an integral part of NU's business and its strategy for competing in the restructured energy industry.

7. Since it adopted Rule 58 the Commission has authorized other registered holding company systems, (1) to market energy management services and consulting services outside the United States anywhere in the world and (2) to engage in energy commodity marketing and brokering in Canada and Mexico. (See, e.g. FirstEnergy Corp., Holding Co. Act Release No. 27694, (June 30, 2003); Cinergy, Holding Co. Act Release No. 27506 (March 21, 2002)).

8. The authorization sought herein for NU to own Select and SENY outside the constraints of Rule 58, and for NU and NUEI to provide credit support to its competitive affiliates up to the Guarantee Limit (as described below) will enable Select and NU's other competitive businesses to maintain and grow their operations as appropriate and necessary to continue to compete with other energy marketing companies. No authorization is sought herein for off-balance sheet financing nor is Select or SENY currently involved in such financing. Select and SENY neither own nor deal in assets off balance sheet, and neither exercises control over any assets that are not fully disclosed.

     (ii)      Extension and Increase in Guarantee Authority

9. By Commission Order, NU and NUEI are authorized to issue guarantees and similar forms of credit support or enhancements for the benefit of NUEI and NUEI's nonutility subsidiaries (including Select and SENY) in an aggregate amount not to exceed $500 million through June 30, 2004 (Holding Co. Act Release No. 27730, September 30, 2003, the "2003 Order"). The Applicants seek an order herein which would supersede and replace the authorization granted in the 2003 Order, as supplemented by any supplemental orders, with an order increasing the amount of Guarantees which may be issued by NU to the proposed
Guarantee Limit of $750 million (not taking into account obligations exempt under Rule 45), and also broadening the class of beneficiaries of such Guaranties to include not just its subsidiaries, as set forth in the 2003 Order, but also to include nonutility subsidiaries and affiliate companies, including those nonutility subsidiaries and affiliates formed or acquired during the Authorization Period (collectively, the "Nonutility Subsidiaries").


10. Guarantees may take the form of NU or NUEI agreeing to guarantee, undertake reimbursement obligations or assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Select and the other Nonutility Subsidiaries. Guarantees have become a necessary component of the energy marketing and brokering business. NU has provided Guarantees for obligations of Nonutility Subsidiaries in an aggregate amount of approximately $215.9 million as of June 30, 2003. Such amount can increase or decrease significantly as a result of the volatility of energy market prices on which the value of many of the Guarantees is based. In addition, as the energy marketing and brokering industry continues to evolve, counterparties to transactions are more and more likely to require some form of guaranty from the parent of the marketer or broker. For example, when the standard offer load of CL&P went out to bid in 1998 (50% of which was awarded to Select), the Connecticut Department of Public Utility Control (the "DPUC") did not generally require that bidders provide guarantees. This standard offer contract expires at the end of 2003. As a result of the degradation of the creditworthiness of many energy trading companies over the past few years, the Applicants expect that, when the standard offer service goes out to bid this fall, the DPUC will require all bidders to provide some sort of guarantee or assurance of their obligations. If Select is to bid on this standard offer load NU expects that it will be required to issue a guarantee.

11. As NU's nonutility operations continue to expand, NU projects that the need to provide Guarantees will soon likely exceed $500 million. NU has not had to make any payment or otherwise perform under any Guarantee it has issued since it began issuing guarantees for the benefit of its Nonutility Subsidiaries in 1998, nor have any of the Nonutility Subsidiaries defaulted on any obligations requiring NU to perform under a Guarantee. Thus, NU does not believe that the requested increase from $500 million to $750 million will expose it or the NU Utility Companies to improper risks.

12. Certain of the Guarantees may be in support of obligations that are not capable of exact quantification. NU will in these cases determine the exposure under a Guaranty for purposes of measuring compliance with the Guaranty Limit by standard industry methods, including estimation of exposure based on loss experience or projected potential payment amounts. NU and NUEI represent that the terms and conditions of Guarantees will be established through arm's-length negotiations with counterparties based upon current market conditions. NU and NUEI further undertake that any Guarantee they issue will be without recourse to any NU
Utility Company. Further, any Guarantees of EWG/FUCO projects will also be subject to the provisions of Rule 53 and 54, and any Guarantees of energy-related companies formed under Rule 58 under the Act will also be subject to the aggregate investment limitation of Rule 58. Any
Guarantees issued for the benefit of Select or SENY will not be subject to the Rule 58 Cap but will be calculated for purposes of the Guarantee Limit.

     (iii)     Increase in EWG Investments

13. NU seeks authorization to invest in EWGs an aggregate amount of up to $1 billion (inclusive of the current investment of $449 million in NGC, NU's only EWG). This amount is in excess of the "safe harbor" provisions of Rule 53(a) (50% of the average consolidated retained earnings for the previous four quarters). Rule 53(c) provides that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the "safe harbor" requirements of paragraph (a) of rule 53 must "affirmatively demonstrate" that the proposal: (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

14. In an order issued by the Commission dated March 7, 2000 (the "Rule 53 Order"), the Commission authorized the investment by NU in EWGs in an amount in excess of the 50% safe harbor limit set forth in Rule 53 (Holding Co. Act Release No. 27148). The Commission determined that NU's financing of its investment in NGC, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). NU now seeks an increase in the aggregate amount which NU may invest (as defined in Rule
53), either directly or through its affiliates or subsidiaries, up to $1.0 billion dollars during the Authorization Period. The ownership of additional generation, on satisfactory terms, is important to support NUEI's energy trading and marketing business. Presently, NU anticipates that any additional EWGs acquired would be located in the areas in which these energy services are provided, mainly in the New England ISO, the PJM and the New York ISO areas.

15. The proposed EWG Investment Limit represents approximately 130% of NU's average consolidated retained earnings for the four quarterly periods ending June 30, 2003. As discussed below in Item 3, the proposed EWG Investment Limit of $1 billion (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     (a)  EWG Investment Review Procedures

16. NUEI has instituted a formal process for review and approval of investments by the NUEI companies in EWGs. All EWGs are subject to a stringent review process to ensure the alignment of the EWG with the strategic objectives of NU and the NUEI companies, to demonstrate its economic viability, and to identify and develop strategies to mitigate known potential risks.

17. Once a potential investment in an EWG has been identified, NUEI, or one of its subsidiary companies, will make a preliminary determination as to whether or not such EWG investment is consistent with the strategic initiatives and risk/reward profiles of both NU and NUEI.

18. If an EWG is deemed consistent with these objectives, a special team ("Investment Team") is formed, comprised of appropriate marketing and sales, financial, environmental, engineering, and legal personnel supplemented by outside resources and expertise such as finance, accounting and legal. The Investment Team is responsible for the development of an initial business case ("Initial Business Case") for the EWG. At minimum, the Initial Business Case will address:

     a)   Description of the EWG
     b)   Preliminary market assessment
     c)   Technical analysis
     d)   Initial financial analysis
     e)   Critical success factors
     f)   Risks and mitigation strategies
     g)   Estimated costs (i.e., acquisition costs)
     h)   Exit strategies

19. Upon completion, the Investment Team presents the Initial Business Case to NUEI or the appropriate NUEI subsidiary management for review and a determination if the EWG is consistent with strategic objectives, and given identified risks, provides the estimated potential value to merit further review and thorough detailed due diligence.

20. If the Initial Business Case is approved, the Investment Team then performs detailed due diligence and a detailed risk assessment to evaluate the EWG, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys and investment bankers, as appropriate. The Initial Business Case is then updated to create a final Business Case ("Final Business Case"). The Final Business Case is a comprehensive identification and analysis of the strategic, market, operational and financial components of the EWG.

21. The detailed economic and risk assessment analysis of an EWG includes the following components:

Economic Viability of the EWG - Analysis of the economic viability of the EWG including (as appropriate to the size of investment) an assessment of the overall industry environment in which the EWG will operate, the ability of the EWG to produce electricity at or below long-run marginal costs in the area in which it is located, and the creditworthiness of potential power purchasers and other project counterparties.

Risk Assessment - Evaluation of potential risks and mitigation strategies for the EWG including:

     Political and Regulatory Risk - Analysis of political and regulatory risks through a review of legislative, regulatory, permitting, environmental and legal risks associated with the EWG.

     Operating Risk - Due diligence review of operating assumptions related to the EWG including an analysis of fuel supply and environmental impacts by personnel with experience in the technology being evaluated, supplemented by the use of outside technical consultants, as appropriate. The analysis takes into consideration mitigation of operating risks through equipment warranties as well as business interruption and other forms of insurance. Operating Risk can further be mitigated through the use of an experienced operations and management team such as Northeast Generation Company, an NUEI subsidiary.

     Construction Risk - To the extent applicable, a
construction risk due diligence review is performed.
Mitigation measures for any construction risks identified
can include a combination of fixed-price contracts,
milestones and performance guarantees (i.e., guaranteed
efficiencies, capacities and completion dates), backed by
appropriate levels of liquidated damages and insurance
(i.e., start-up coverage as part of builder's risk
coverage).  The creditworthiness and history of the
construction contractor is an important consideration in
this regard.   Payment and performance bonds can also
provide additional security.

     Commercial Risks - In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, NUEI subsidiaries regularly monitor the markets in which they operate. NUEI seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. NUEI or appropriate NUEI subsidiary personnel also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.
     Financial Risks - NUEI, or its applicable subsidiary, will seek to mitigate the financial risks associated with an EWG in various ways including:

     - Requiring sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the EWG that is available at a reasonable cost.

     - If non-recourse debt is chosen, debt for the EWG will be secured solely by its assets, contracts and revenues, and creditors will have no ability to seek repayment upon default from NUEI or NU. This method of financing ensures that NU's exposure to the EWG will be limited to the amount of its equity commitment, and that the NU Utility Companies would bear no risk of an EWG's failure or financial distress.

     - Project debt will be carefully structured to meet or match the characteristics of a particular EWG. NUEI seeks to obtain future financing of EWGs with non-recourse debt to the extent practicable.

     Interest Rate Risks - Potential variability of interest rates is a specific financing risk. This risk can be mitigated by two strategies, hedging and diversifying. Hedging techniques that NU and NUEI companies may utilize would limit the impact that rising interest rates have on floating debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

     Legal Risks - Active participation by legal counsel in contract development and review of investments is used to mitigate legal risks. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees and other contractual undertakings of third parties, the status of title to the property and equipment, and the obligations inherent in financing arrangements.

22. Upon completion of the Final Business Case, a summary of the findings as well as recommendation on whether, and if so, how to proceed, is presented to NUEI or the applicable subsidiary's management for approval. Depending on the magnitude of the EWG investment, approval of NU's senior management and NU's Board of Trustees may also be necessary.

     (iv) Internal Corporate Reorganizations

23. NU currently engages, directly or indirectly through its Nonutility Subsidiaries, in certain non-utility businesses. NU seeks authority to engage in internal corporate reorganizations to better organize its Nonutility
Subsidiaries and investments. No authority is sought under this heading to make new investments or to change the organization for the Utility Subsidiaries. "Utility
Subsidiary" for the purposes of this section means the NU
Utility Companies and Yankee Gas.

24. NU requests authority, to the extent needed <FN2>, to sell or to cause any subsidiary to sell or otherwise transfer (i) such nonutility businesses, (ii) the securities of current subsidiaries engaged in some or all of these nonutility businesses or (iii) nonutility investments which do not involve a subsidiary (i.e. less than 10% voting interest), in each case to a different subsidiary, and, to the extent approval is required, NU requests, on behalf of the subsidiaries, authority to acquire the assets of such businesses, subsidiaries or other then-existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Nonutility Subsidiaries, NU may determine to transfer such securities or the assets of such Nonutility Subsidiaries to other subsidiaries as described in this section. NU may also liquidate or merge Nonutility Subsidiaries.

25. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. NU requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization
Period.

26. The transactions proposed under this heading will not involve the sale, transfer or other disposition of any utility assets of any Utility Subsidiary to any other person. The transactions proposed under this heading will also not involve any change in the corporate ownership of, or involve any restructuring of, the Utility Subsidiaries.

27. The Commission has given approval for such general corporate reorganizations in prior cases.<FN3>

ITEM 2 FEES, COMMISSION AND EXPENSES

1. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above (other than costs of additional investments in EWGs) are estimated as follows:

Northeast Utilities Service Company (Legal, Financial,
Accounting and Other Services):

     Not in excess of $25,000

ITEM 3. APPLICABLE STATUTORY PROVISIONS

1. Sections 6(a) and 7 of the Act and Rule 45 thereunder are applicable to the issuance and sale of NU securities (including Guarantees). Sections 9(a) and 10 of the Act are applicable to NU's request for ownership of the securities of Select and SENY. Sections 32 and Rule 53 are applicable to the proposed increase in the EWG Investment Limit. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

2. Rule 53(c) provides that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) of rule 53 must "affirmatively demonstrate" that the proposal: (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

3. In the past, the Commission has routinely issued orders under Rule 53(c) permitting other registered holding companies to finance investments in EWGs and FUCOs in amounts up to 100% of "average consolidated retained earnings." <FN4> More recently, the Commission has authorized "aggregate investment" limits that are well above 100% of "consolidated retained earnings." In the more recent cases, the Commission concluded that the proposed "aggregate investment" level, although exceeding the 50% limit in Rule 53(a), was nevertheless a reasonable commitment of capital for a company the size of the applicant, based on various pro forma financial ratios. In reaching this conclusion, the Commission measured the proposed investment level as a percentage of consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock. <FN5>

4. As shown below, an EWG Investment Limit for NU of $1 billion favorably compares with the EWG investment limits authorized for other companies by the Commission and meets both prongs of Rule 53(c); such investment "(A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers."

A. Impact Upon the Financial Integrity of the Registered
Holding Company System.

5. The lack of any "substantial adverse impact" on NU's financial integrity as a result of increased levels of investments in EWGs can be demonstrated in several ways, including an analysis of historic trends in NU's consolidated capitalization ratios and retained earnings and the market view of NU's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by NU to finance investments in EWGs exceeding the 50% "consolidated retained earnings" limitation in Rule 53(a)(1) up to $1 billion in the aggregate will not have any "substantial adverse impact" on the financial integrity of the NU system.

     (i)  Other EWG Investments.

6. In 2001, NU made an investment in NGC, an EWG, in the amount of $469 million, or approximately 78% of its then current average consolidated retained earnings. NU's investment has been reduced to approximately $448 million, or approximately 57.8% of its average consolidated retained earnings as of June 30, 2003. NGC has consistently contributed positively to earnings of NU on a consolidated basis. Specifically, since its acquisition in 2000, NGC has contributed approximately $119.8 million in aggregate earnings through June 30, 2003. NGC has been profitable for each quarter since its acquisition. NGC made a positive contribution to earnings by contributing $135.4 million in revenues in the 12-month period ending June 30, 2003 and net income of $34.6 million for the same period.

     (ii)      Size of the Investment.

7. In the more recent of the Commission orders granting relief from the 50% test for EWG investments, the Commission concluded that the proposed "aggregate investment" level, although exceeding the 50% limit in Rule 53(a), was nevertheless a reasonable commitment of capital for a company the size of the applicant, based on various pro forma financial ratios. In reaching this conclusion, the Commission measured the proposed investment level as a percentage of consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock. The requested $1.0 billion aggregate investment in EWGs would represent an acceptable commitment of NU's consolidated capitalization for a company of its size based on such financial ratios. As of June 30, 2003, the proposed aggregate investment of up to $1.0 billion would equal approximately 15.2% of NU's consolidated capitalization (including $1.8 billion of RRBs), 20.1% of NU's consolidated net utility plant, 9.4% of NU's total consolidated assets, and 47.6% of the market value of NU's outstanding common shares.

8. The following chart illustrates how NU's ratios set forth above compare to the ratios of the following companies using the same measurements when they received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:


                    EWG-FUCO Investment Authorization<FN6>
                            As a Percentage of
                       ----------------------------
             Consolidated   Consolidated    Consolidated  Market Value
Company     Capitalization  Net Utility     Total Assets  of outstanding
                              Plant                       Common Stock
-----------  --------------  -----------   ------------   --------------

GPU (Nov. 1997)  24.9%         34.2%           19.4%        49.8%

AEP (April 1998) 16.0%        13.8%             9.8%        18.5%

National Grid    46.6%         N/A             33.0%         7.8%
(March 2000)

Entergy          18.6%        17.4%            11.7%        43.8%
(June 2000)

Exelon           18.9%        23.3%            11.1%        28.2%
(Dec. 2000)

Cinergy          49.1%        50.5%            27.3%        60.1%
(May 2001)

FirstEnergy      25.0%        35.7%           12.8%         58.8%
(Oct. 2001)

Dominion         25.0%        36.0%           18.0%         39.0%
Resources
(Dec. 2001)

Allegheny        21.0%        19.0%           14.0%         30.0%
Energy
(December 2001)

Xcel Energy
(March 2002)     11.0%        21.8%            8.6%         25.6%

Progress Energy
(July 2002)      24%          37%             19.0%         41.0%

KeySpan         28.6%         48.0%           18.5%         45.0%
(December 2002)

Overall Average 25.7%         30.6%           16.9%         37.8%


NU ($1.0        15.2%         20.2%            10.6%        47.6%
billion
aggregate
proposed
investment;
includes
current
$448 million)

9. This comparison demonstrates that the ratio of NU's request for an aggregate EWG investment authority of up to $1.0 billion in each of the above categories falls within the previously approved range for consolidated capitalization, net utility plant, total assets and market values of stock.

     (iii)     Consolidated Capitalization and Interest Coverage Ratios.

10. NU's senior unsecured debt is currently rated BBB- by S&P and Baa1 by Moody's, and its consolidated capitalization ratio as of June 30, 2002 was 34.6% common and preferred equity and 65.4% debt (including approximately $1.8 billion in RRBs). When RRBs are not included as debt of NU consolidated (or included in the capitalization), the ratio becomes 47.4% common and preferred equity and 52.6% debt.

11. NU commits that it will, at all times during the Authorization Period, maintain common equity of at least 30% of its consolidated capitalization (including the RRBs as debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein.

     (iv)      Credit ratings.

12. NU has a corporate investment grade credit rating of Baa1 from Moody's and BBB+ from Standard and Poor's. It has received a senior unsecured debt rating of Baa1 and BBB from Moody's and Standard and Poor's, respectively and BBB from Fitch.

     (v)  Retained Earnings Growth.

13. Over the past two years, NU's consolidated retained earnings have grown. For the year ended December 31, 2000, NU's consolidated retained earnings were $495.9 million. By the end of 2001, they had grown by 37% to $678.5 million. By December 31, 2002, they had grown an additional 12.8% to
765.6. As of June 30, 2003, NU's consolidated retained earnings were $798.8 million.

B.   Impact on NU Utility Companies, Customers, and on the
     Ability of State Commissions to Protect such
     Subsidiaries or Customers.

1. NU's request to increase its "aggregate investment" in EWGs to $1 billion in the aggregate will not have an "adverse impact" on the NU Utility Companies or their customers, or on the ability of the public service commissions in Massachusetts, Connecticut and New Hampshire
(collectively, the "State Commissions") to protect the NU
Utility Companies or such customers.

2. The conclusion that neither the NU Utility Companies nor its customers will be adversely impacted by increased levels of investment is well-supported by (i) the insulation of the NU Utility Companies and their customers from potential direct adverse effects of investments in EWGs;
(ii) analyses of the NU Utility Companies financial integrity (including ability of CL&P, WMECO and PSNH to issue senior securities); and (iii) the proven effectiveness of the State Commissions in protecting ratepayers in their respective states from any adverse impact.

     (i)  Insulation from Risk.

3. All of NU's direct or indirect investments in EWGs are and will be segregated from the NU Utility Companies. None of the NU Utility Companies will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG in which NU owns any interest. NU further commits not to seek recovery in the retail rates of any Utility Subsidiary for any failed investment in, or inadequate returns from, an EWG investment.

4. Moreover, to the extent that there may be indirect impacts on the NU Utility Companies from NU's investments in EWGs through effects on NU's capital costs, the State Commissions have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs from being passed on to ratepayers.

5. NU has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the NU Utility Companies' employees in connection with providing services to EWGs. Increased levels of investment in EWGs are not anticipated to have any impact on utilization of the NU Utility Companies' employees. The NU Utility Companies have not and will not increase staffing levels to support the operations of EWGs. There is not expected to be any significant need for the NU Utility Companies' personnel to support NU's investments in EWGs.

6. NU and its subsidiaries will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the NU Utility Companies' employees in connection with providing services to EWGs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by NU through its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by NU. NU also will comply with Rule 53(a)(4) regarding the provision of EWG related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the NU Utility Companies. In addition, NU and its subsidiaries will comply with all other requirements of Rule 53(a) including the requirements of 53(a)(2) regarding the preparation and making available of books and records and financial statements regarding EWGs.

7. Finally, NU has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the NU Utility Companies and its state commissions, in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

     (ii)      Credit Ratings.

8. Each of the NU Utility Companies (and Yankee Gas) has investment grade long-term debt and/or corporate credit ratings from Moody's, Standard and Poor's and Fitch. The ratings are as follows:

                                     Standard and
                           Moody's   Poor's          Fitch
                           -------   -----------    --------

     CL&P
        Corporate          A3        BBB+           N/R*
        Senior Secured     A2        A-             A-
        Senior Unsecured   A3        BBB            BBB+
        Preferred Stock    Baa2      BBB-           BBB

     WMECO
         Corporate         A3        BBB+           N/R
         Senior Unsecured  A3        BBB+           BBB+

     PSNH
         Corporate         Baa1      BBB+           N/R
         Senior Secured    A3        BBB+           BBB+

     Yankee Gas
          Corporate       Baa1       BBB+           N/R

     *N/R = Not rated


     (iii)     Debt/Equity Ratios.

9. In the application/declaration filed by NU and the NU Utility Companies seeking authorization for it and the NU Utility Companies to issue short-term debt, NU and the NU Utility Companies committed that, except in the case of CL&P and PSNH, NU and the NU Utility Companies would, at all times during the Authorization Period, maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein. In the case of CL&P and PSNH, the Commission noted, in Holding Co. Act Release No. 27147 (March 7, 2000), that both companies, along with others at that time, would be below the of 30% ratio when their respective RRBs were included in the calculation of capitalization. The Commission found that the effect of being below the 30% test as a result of the issuance of the RRBs was mitigated because of the exceptional circumstance of the state's restructuring legislation, as follows: (1) that CL&P, PSNH and WMECO have investment grade ratings of BBB-or better; (2) that CL&P, PSNH and WMECO's financial integrity would not be impaired by the proposed transaction; (3) that CL&P, PSNH and WMECO have and will continue to have, adequate cash and access to working capital facilities to meet and support their normal business operations; and (4) that the proposed transaction would be in the public's interest because both investors and consumers will benefit. NU represents that such factors continue to be present and will continue through the Authorization Period. When the impact of RRBs is not included, each of the NU Utility Companies is well above the 30% threshold. NU commits that it shall and shall cause the NU Utility Companies to continue to adhere to these debt/equity ratio requirements if the EWG Investment Limit is modified as requested herein. The debt (including short-term debt) as a percentage of each of the NU Utility Companies' consolidated capitalization, as of June 30, 2003, is as follows:

                  Debt/Equity Ratio
                  (including RRBs as debt)

                   Debt         Equity
                 -------       --------
     CL&P         71.2%         28.8%
     WMECO        66.8%         33.2%
     PSNH         74.0%         26.0%


                  Debt/Equity Ratio
                  (does not include RRBs as
                  debt or in capitalization)

                   Debt         Equity
                 ---------     ---------
     CL&P         50.7%         48.3%
     WMECO        53.4%         46.6%
     PSNH         58.2%         41.8%


     (iv)      Ability to Fund Operations.

10. Investments in EWGs will not have any negative impact on the ability of the NU Utility Companies to fund operations and growth. The NU Utility Companies currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the NU Utility Companies should allow them to continue to access the capital markets to finance their operations and growth.

     (v)  State Utility Oversight.

11. NU believes that the state utility commission that regulate the NU Utility Companies are able to protect utility customers within their respective states.<FN7>

12. In addition, NU will provide the information required by Form U5S to permit the Commission to monitor the effect of NU's EWG investments on NU's financial condition.

13. Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any NU Subsidiaries; (2) NU's average consolidated retained earnings for the previous four quarters has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, NU has not reported operating losses attributable to its direct or indirect investments in EWGs which exceeded 5% of its consolidated retained earnings. NU commits to file a post-effective amendment to this application should any of the foregoing events occur during the Authorization Period.

C.    Quarterly Reporting.

1. To assist the Commission in monitoring the impact of a higher level of "aggregate investment" in EWGs than is permitted under Rule 53(a), NU proposes to report on a quarterly basis in this file the following additional information:

      (i) a computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs;

      (ii) A computation in accordance with rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of NU's common equity, all as of the end of the quarter.

      (iii) consolidated capitalization ratios of NU, CL&P, WMECO and PSNH as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG;

      (iv) analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC from that attributable to other subsidiaries of NU; and

      (v) a statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

ITEM 4.   REGULATORY APPROVAL

1. The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

ITEM 5.   PROCEDURE

1. NU requests that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-
Declaration to become effective.

2. NU waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

3. NU hereby undertakes to include in its quarterly reports on Form U-9C-3 a description of all energy-related activities conducted outside the United States pursuant to the authorization requested in this application.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

   (a)    Exhibits

     F    Preliminary opinion of counsel*

     H    Form of notice

(b)  Financial Statements

      1.1 Northeast Utilities Consolidated Balance Sheets (unaudited), actual and pro forma, as of June 30, 2003, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended June 30, 2003 and Statement of Capitalization as of June 30, 2003.

      1.2 Northeast Utilities Parent Balance Sheets, actual and pro forma, as of June 30, 2003, and Statements of Income, actual and pro forma, and Statement of Retained
Earnings, for the 12 months ended June 30, 2003 and Statement of Capitalization as of June 30, 2003.

      1.3 NU Enterprises, Inc. Consolidated Balance Sheets (unaudited), actual and pro forma, as of June 30, 2003, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended June 30, 2003 and Statement of Capitalization as of June 30, 2003.

Item 7.     Information as to Environmental Effects

(a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

*To be filed by amendment.

                          SIGNATURE

      Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amended Form U-1 to be signed on its behalf by the officer indicated below.

      Northeast Utilities
      NU Enterprises, Inc.
      Select Energy, Inc.
      Select Energy New York, Inc.



By:    /s/  David R. McHale
       Name: David R. McHale
       Title:  Vice President and Treasurer
       of Northeast Utilities Service Company
       as Agent for the above named companies.

Dated: October 14, 2003

------------------------------------------------------------


<FN1> On January 25, 2002, the Applicants filed an
application/declaration on Form U-1 in File No. 70-10045 seeking similar authorizations from the Commission, though not on identical terms and not including the request for authorizations for additional investments in EWG.
Simultaneously with the filing of this Application, the Applicants will file a letter withdrawing the application/declaration, as amended, in File 70-10045.

<FN2> The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

<FN3> FirstEnergy Corp., Holding Co. Act Release No. 27694
(June 30, 2003); SCANA Corporation, Holding Co. Act Release
No. 27649 (February 12, 2003); Exelon Corporation, Holding
Co. Act Release No. 27545 (June 27, 2002); Energy East,
Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000);
PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6,
2000); NiSource, Inc., Holding Co. Act Release No. 27265
(Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No.
27039 (June 22, 1999).

<FN4> See The Southern Company, Holding Co. Act Release No.
26501 (Apr. 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24, 1997); GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corporation, Holding Co. Act Release No. 26848 (Mar. 23, 1998); American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26892 (Feb. 26,
1999); and Entergy Corporation, Holding Co. Act Release No.
27184 (Mar. 15, 2000).

<FN5> See Exelon Corporation, Holding Co. Act Release No.
27296 (Dec. 8, 2000); FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Dominion Resources, Inc., Holding Co. Act Release No. 27485 (Dec. 28, 2001); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31,
2001); Progress Energy, Inc., Holding Co. Act Release No. 35-27551, (July 17, 2002); FirstEnergy Corp., Holding Co. Act Release No. 35-27694 (June 30, 2003); Xcel Energy, Inc., Holding Co. Act Release No. 35-27494, (March 7, 2002); and KeySpan Corp., Holding Co. Act Release No. 35-27612, (December 6, 2002).

<FN6> GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17,
1997); American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998); National Grid, plc., Holding Co. Act Release 35 No. 27154 (Mar. 15, 2000); Entergy Corporation, Holding Co. Act Release No. 35-27184 (June 13, 2000); Exelon Corporation, Holding Co. Act Release No. 27296 (Dec. 8, 2000); Cinergy Corp., Holding Co. Act Release No. 27400 (May 18, 2001); FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Dominion Resources, Inc., Holding Co. Act Release No. 27485 (Dec. 28,
2001); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001); Xcel Energy, Inc., Holding Co. Act Release No. 35-27494, (March 7, 2002); Progress Energy, Inc. Holding Co. Act Release No. 35-27551, (July 17, 2002); and KeySpan Corp., Holding Co. Act Release No. 35-27612, (December 6, 2002).

<FN7>The Massachusetts Department of Telecommunications and
Energy ("MDTE") regulates WMECO, the New Hampshire Public Utility Commission ("NHPUC") regulates PSNH and the Connecticut Department of Public Utility Control regulates CL&P. NU has requested letters from the MDTE, the NHPUC and the DPUC assuring the Commission that they could adequately protect the customers of the respective NU Utility Companies operating in their jurisdictions with respect to NU's proposed investment in EWGs in an amount up to an aggregate of $1 billion.

------------------------------------------------------------